EASTGATE ACQUISITIONS CORPORATION

2681 East Parleys Way, Suite 204

Salt Lake City, Utah 84109

August 8, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John Reynolds

                   Pamela Howell

                   Adam Turk

Re:

Eastgate Acquisitions Corporation

Registration Statement on Form S-1

File No. 333-197186

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Eastgate Acquisitions Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 pm., Washington D.C. time, on August 11, 2014, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert  the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EASTGATE ACQUISITIONS CORPORATION

By:  _/s/ Anna Gluskin ____

Name: Anna Gluskin

Title:  Chief Executive Officer